Exhibit 99.10

QeM Announces Launch of Sentry-Q

The Deep-Tech Company’s Quantum-Safe Messenger Platform

MONTREAL, January 25th, 2023, Quantum eMotion Corp. (TSX.V: QNC) (OTCQB: QNCCF) (FSE: 34Q) (“QeM” or the “Company”) announces the launch of Sentry-Q its Quantum-safe messenger platform.

Francis Bellido, CEO of QeM, commented: “QeM is thrilled to announce the launch of its revolutionary Quantum-safe messenger platform, designed for the secure communication of large and complex messages, including entire database structures. After the completion of our quantum random number generator (QRNG2) last year, we realized that to maximize the value of this game-changing technology we needed to develop complete cybersecurity solutions based on truly random numbers. We now have a platform, named Sentry-Q, that has the potential to perform as a cloud-based solution or as a physical hardware device. It is versatile and flexible enough to be used in a multitude of applications, as a whole or in part.”

Larry Moore, CTO of QeM, said: “The Sentry-Q platform is comprised of three modules that each have several advantages as cybersecurity weapons:

1.	QRNG2: QeM’s first QRNG exploits the inherent randomness of quantum mechanics to generate truly random numbers that are impossible to predict, and vastly better than pseudo-random numbers created by traditional algorithms. This makes QRNG2 particularly useful for generating cryptographic keys, which are used to encrypt and decrypt sensitive data. Our QRNG can also generate random numbers at a much faster rate than traditional systems, making it possible to generate a large number of keys in a relatively short amount of time, enabling the use of quantum-safe cryptography.

2.	QXCP: QeM’s cryptographic platform designed to be agile and extensible enough to be adapted to a wide range of attack vectors, including “man-in-the-middle” attacks, and has just been extended to be Quantum-safe. As a result, the QXCP platform includes the strongest encryption systems that exist to date.

3.	QGPS: The Push Server Platform that is responsible for asynchronously[1] sending large messages greater than one Gigabyte as push notifications to clients, even when the client is not active. QGPS enables Multi-Part Transmissions for fast communication while being independent from User Interface (UI) and Client Operating Systems.”

Francis Bellido added: “Sentry-Q will initially function as a cloud-based solution and will be progressively applied and evolved with hardware-based modules, such as PCI Express cards2, mini-HSM devices3 and embedded processors. We expect that Sentry-Q will position QeM as a significant player in the quantum-safe cybersecurity space. By coincidence, as we are announcing today in Montreal the launch of Sentry-Q, almost at the same time Quebec’s government announces the availability for 2023 second half of the world’s 5th quantum supercomputer, based on the 127-qubit Quantum System One architecture developed by IBM and operated by PINQ2, click HERE to read the full press release. The first generation of Quantum computers are already here and the threat they will pose to our security as their formidable power of calculation continues to increase with every new generational version could create havoc in our daily lives by exploiting data breaches of sensitive health and financial personal data, challenging the integrity of digital documents, and breaking most cryptocurrency encryption. The transition toward quantum-safe cybersecurity is becoming increasingly urgent.”

About QeM

The Company’s mission is to address the growing demand for affordable hardware security for connected devices. The patented solution for a Quantum Random Number Generator exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced security for protecting high value assets and critical systems.

The Company intends to target the highly valued Financial Services, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.

1.	Any type of communication where one person provides information, and then there is a time lag before the recipients take in the information and offer their responses.
2.	Hardware such as graphics cards, CPUs, solid-state drives (SSDs), or HDDs,
3.	Hardware security modules